# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cloopen Group Holding Limited, CIK 0001804583
CUSIP: 18900M203
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: 16/F, Tower A, Fairmont Tower, 33 Guangshun North Main Street, Chaoyang District, Beijing, China (F4), 100102
Date of event which requires filing of this statement: 07/30/2026
Filed by CIK 0001483503
Persons authorized to receive notices and communications: Yipeng Li, CFO, 16/F, Tower A, Fairmont Tower, 33 Guangshun North Main Street, Chaoyang District, Beijing, China (F4), 100102, (86) 10-6477-5680

## Reporting persons
- TB Alternative Assets Ltd. (CIK 0001483503): type of reporting person: investment adviser (IA); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 38,474,611; shared voting power 0; sole dispositive power 38,474,611; shared dispositive power 0; aggregate amount beneficially owned 38,474,611 (12.89% of the class)
  Comment: Row 7, 9, 11. Represents 38,474,611 Class A ordinary shares, including 1,921,164 ADSs, held by Trustbridge Partners V, L.P.
  
  Row 13. (i) Percentage calculated based on 298,471,562 Class A ordinary shares of the Issuer outstanding as of July 30, 2026 based on information provided by the Issuer. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. The decrease in outstanding Class A ordinary shares from the Schedule 13D/A filed on May 13, 2026 reflects the Issuer's recording of 18,082,772 Class A ordinary shares underlying previously repurchased ADSs as treasury shares. The same applies below. (ii) Also represents 11.87% of the outstanding ordinary shares of the Issuer, calculated based on 324,121,401 ordinary shares, comprising 298,471,562 Class A ordinary shares and 25,649,839 Class B ordinary shares of the Issuer outstanding as of July 30, 2026 based on information provided by the Issuer. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the Reporting Person's percentage ownership of the Issuer's ordinary shares. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to ten votes per share. Accordingly, based on the foregoing, the ordinary shares beneficially owned by the Reporting Person represent approximately 6.93% of the aggregate voting power of the Issuer.
- Trustbridge Partners V, L.P. (CIK 0001618396): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 38,474,611; shared voting power 0; sole dispositive power 38,474,611; shared dispositive power 0; aggregate amount beneficially owned 38,474,611 (12.89% of the class)
  Comment: Row 7, 9, 11. Represents 38,474,611 Class A ordinary shares, including 1,921,164 ADSs, held by Trustbridge Partners V, L.P.
  
  Row 13. (i) Percentage calculated based on 298,471,562 Class A ordinary shares of the Issuer outstanding as of July 30, 2026 based on information provided by the Issuer. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. (ii) Also represents 11.87% of the outstanding ordinary shares of the Issuer, calculated based on 324,121,401 ordinary shares, comprising 298,471,562 Class A ordinary shares and 25,649,839 Class B ordinary shares of the Issuer outstanding as of July 30, 2026 based on information provided by the Issuer. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the Reporting Person's percentage ownership of the Issuer's ordinary shares. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to ten votes per share. Accordingly, based on the foregoing, the ordinary shares beneficially owned by the Reporting Person represent approximately 6.93% of the aggregate voting power of the Issuer.
- Trustbridge Partners VII, L.P. (CIK 0001833327): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 38,474,611; sole dispositive power 0; shared dispositive power 38,474,611; aggregate amount beneficially owned 38,474,611 (12.89% of the class)
  Comment: Row 8, 10, 11. Represents 38,474,611 Class A ordinary shares, including 1,921,164 ADSs, held by Trustbridge Partners V, L.P.
  
  Row 13. (i) Percentage calculated based on 298,471,562 Class A ordinary shares of the Issuer outstanding as of July 30, 2026 based on information provided by the Issuer. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. (ii) Also represents 11.87% of the outstanding ordinary shares of the Issuer, calculated based on 324,121,401 ordinary shares, comprising 298,471,562 Class A ordinary shares and 25,649,839 Class B ordinary shares of the Issuer outstanding as of July 30, 2026 based on information provided by the Issuer. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the Reporting Person's percentage ownership of the Issuer's ordinary shares. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to ten votes per share. Accordingly, based on the foregoing, the ordinary shares beneficially owned by the Reporting Person represent approximately 6.93% of the aggregate voting power of the Issuer.
- TB Partners GP5 Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 38,474,611; shared voting power 0; sole dispositive power 38,474,611; shared dispositive power 0; aggregate amount beneficially owned 38,474,611 (12.89% of the class)
  Comment: Row 7, 9, 11. Represents 38,474,611 Class A ordinary shares, including 1,921,164 ADSs, held by Trustbridge Partners V, L.P.
  
  Row 13. (i) Percentage calculated based on 298,471,562 Class A ordinary shares of the Issuer outstanding as of July 30, 2026 based on information provided by the Issuer. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. (ii) Also represents 11.87% of the outstanding ordinary shares of the Issuer, calculated based on 324,121,401 ordinary shares, comprising 298,471,562 Class A ordinary shares and 25,649,839 Class B ordinary shares of the Issuer outstanding as of July 30, 2026 based on information provided by the Issuer. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the Reporting Person's percentage ownership of the Issuer's ordinary shares. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to ten votes per share. Accordingly, based on the foregoing, the ordinary shares beneficially owned by the Reporting Person represent approximately 6.93% of the aggregate voting power of the Issuer.
- TB Partners GP7 Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 38,474,611; sole dispositive power 0; shared dispositive power 38,474,611; aggregate amount beneficially owned 38,474,611 (12.89% of the class)
  Comment: Row 8, 10, 11. Represents 38,474,611 Class A ordinary shares, including 1,921,164 ADSs, held by Trustbridge Partners V, L.P.
  
  Row 13. (i) Percentage calculated based on 298,471,562 Class A ordinary shares of the Issuer outstanding as of July 30, 2026 based on information provided by the Issuer. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. (ii) Also represents 11.87% of the outstanding ordinary shares of the Issuer, calculated based on 324,121,401 ordinary shares, comprising 298,471,562 Class A ordinary shares and 25,649,839 Class B ordinary shares of the Issuer outstanding as of July 30, 2026 based on information provided by the Issuer. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the Reporting Person's percentage ownership of the Issuer's ordinary shares. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to ten votes per share. Accordingly, based on the foregoing, the ordinary shares beneficially owned by the Reporting Person represent approximately 6.93% of the aggregate voting power of the Issuer.
- Changxun Sun (CIK 0001907822): type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 27,649,839; shared voting power 0; sole dispositive power 27,649,839; shared dispositive power 0; aggregate amount beneficially owned 27,649,839 (8.53% of the class)
  Comment: Row 7, 9, 11. Represents (i) 25,649,839 Class B ordinary shares held by Cloopen Co., Ltd., a company wholly-owned by Mr. Changxun Sun, and (ii) 2,000,000 Class A ordinary shares held by Flawless Success Limited, a nominee of an employee incentive trust that holds such shares for and on behalf of the grantees under the Issuer's share incentive plans issued due to exercise of options under the 2016 Share Incentive Plan.
  
  Row 13. Percentage calculated based on 324,121,401 ordinary shares, comprising 298,471,562 Class A ordinary shares and 25,649,839 Class B ordinary shares of the Issuer outstanding as of July 30, 2026 based on information provided by the Issuer. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the Reporting Person's percentage of ownership of the Issuer's ordinary shares. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of the Issuer's Class B ordinary shares is entitled to ten votes per share. Accordingly, based on the foregoing, the ordinary shares beneficially owned by the Reporting Person represent approximately 46.58% of the aggregate voting power of the Issuer.
- Cloopen Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 25,649,839; shared voting power 0; sole dispositive power 25,649,839; shared dispositive power 0; aggregate amount beneficially owned 25,649,839 (7.91% of the class)
  Comment: Row 7, 9, 11. Represents 25,649,839 Class B ordinary shares held by Cloopen Co., Ltd., a company wholly-owned by Mr. Changxun Sun.
  
  Row 13. Percentage calculated based on 324,121,401 ordinary shares, comprising 298,471,562 Class A ordinary shares and 25,649,839 Class B ordinary shares of the Issuer outstanding as of July 30, 2026 based on information provided by the Issuer. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the Reporting Person's percentage of ownership of the Issuer's ordinary shares. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share. Accordingly, based on the foregoing, the ordinary shares beneficially owned by the Reporting Person represent approximately 46.22% of the aggregate voting power of the Issuer.
- Flawless Success Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 6,410,746; shared voting power 0; sole dispositive power 6,410,746; shared dispositive power 0; aggregate amount beneficially owned 6,410,746 (2.15% of the class)
  Comment: Row 7, 9, 11. Represents 6,410,746 Class A ordinary shares (the number of Class A ordinary shares beneficially owned by Flawless Success Limited has been corrected from 6,410,750 shares reported in the Schedule 13D/A filed on May 13, 2026 to 6,410,746 shares; this correction does not reflect any acquisition or disposition of securities), including 720,829 ADSs, held by Flawless Success Limited, a nominee of an employee incentive trust that holds such shares for and on behalf of the grantees under the Issuer's share incentive plans issued due to exercise of options under the 2016 Share Incentive Plan.
  
  Row 13. (i) Percentage calculated based on 298,471,562 Class A ordinary shares of the Issuer outstanding as of July 30, 2026 based on information provided by the Issuer. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. (ii) Also represents 1.98% of the outstanding ordinary shares of the Issuer, calculated based on 324,121,401 ordinary shares, comprising 298,471,562 Class A ordinary shares and 25,649,839 Class B ordinary shares of the Issuer outstanding as of July 30, 2026 based on information provided by the Issuer. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the Reporting Person's percentage ownership of the Issuer's ordinary shares. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to ten votes per share. Accordingly, based on the foregoing, the ordinary shares beneficially owned by the Reporting Person represent approximately 1.16% of the aggregate voting power of the Issuer.
- Tencent Holdings Limited (CIK 0001293451): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC); sole voting power 13,049,682; shared voting power 0; sole dispositive power 13,049,682; shared dispositive power 0; aggregate amount beneficially owned 13,049,682 (4.37% of the class)
  Comment: Row 7, 9, 11. Represents 13,049,682 Class A ordinary shares held by Image Frame Investment (HK) Limited. Image Frame Investment (HK) Limited is a subsidiary of Tencent Holdings Limited. Tencent Holdings Limited transferred all 1,249,998 Class A ordinary shares held by THL H Limited to Image Frame Investment (HK) Limited on May 22, 2026.
  
  Row 13. (i) Percentage calculated based on 298,471,562 Class A ordinary shares of the Issuer outstanding as of July 30, 2026 based on information provided by the Issuer. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. (ii) Also represents 4.03% of the outstanding ordinary shares of the Issuer, calculated based on 324,121,401 ordinary shares, comprising 298,471,562 Class A ordinary shares and 25,649,839 Class B ordinary shares of the Issuer outstanding as of July 30, 2026 based on information provided by the Issuer. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the Reporting Person's percentage ownership of the Issuer's ordinary shares. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to ten votes per share. Accordingly, based on the foregoing, the ordinary shares beneficially owned by the Reporting Person represent approximately 2.35% of the aggregate voting power of the Issuer.
- Image Frame Investment (HK) Limited (CIK 0001970144): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); member of a group; source of funds: affiliate funds (AF); sole voting power 13,049,682; shared voting power 0; sole dispositive power 13,049,682; shared dispositive power 0; aggregate amount beneficially owned 13,049,682 (4.37% of the class)
  Comment: Row 7, 9, 11. Represents 13,049,682 Class A ordinary shares, held by Image Frame Investment (HK) Limited. Tencent Holdings Limited transferred all 1,249,998 Class A ordinary shares held by THL H Limited to Image Frame Investment (HK) Limited on May 22, 2026.
  
  Row 13. (i) Percentage calculated based on 298,471,562 Class A ordinary shares of the Issuer outstanding as of July 30, 2026 based on information provided by the Issuer. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. (ii) Also represents 4.03% of the outstanding ordinary shares of the Issuer, calculated based on 324,121,401 ordinary shares, comprising 298,471,562 Class A ordinary shares and 25,649,839 Class B ordinary shares of the Issuer outstanding as of July 30, 2026 based on information provided by the Issuer. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the Reporting Person's percentage ownership of the Issuer's ordinary shares. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to ten votes per share. Accordingly, based on the foregoing, the ordinary shares beneficially owned by the Reporting Person represent approximately 2.35% of the aggregate voting power of the Issuer.
- Parantoux Vintage PE Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: working capital (WC); sole voting power 3,123,444; shared voting power 0; sole dispositive power 3,123,444; shared dispositive power 0; aggregate amount beneficially owned 3,123,444 (1.05% of the class)
  Comment: Row 7, 9, 11. Represents 3,123,444 Class A ordinary shares, held by Parantoux Vintage PE Ltd (the number of Class A ordinary shares beneficially owned by Parantoux Vintage PE Ltd has been corrected from 3,123,446 shares reported in the Schedule 13D/A filed on May 13, 2026 to 3,123,444 shares; this correction does not reflect any acquisition or disposition of securities).
  
  Row 13. (i) Percentage calculated based on 298,471,562 Class A ordinary shares of the Issuer outstanding as of July 30, 2026 based on information provided by the Issuer. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. (ii) Also represents 0.96% of the outstanding ordinary shares of the Issuer, calculated based on 324,121,401 ordinary shares, comprising 298,471,562 Class A ordinary shares and 25,649,839 Class B ordinary shares of the Issuer outstanding as of July 30, 2026 based on information provided by the Issuer. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the Reporting Person's percentage ownership of the Issuer's ordinary shares. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to ten votes per share. Accordingly, based on the foregoing, the ordinary shares beneficially owned by the Reporting Person represent approximately 0.56% of the aggregate voting power of the Issuer.
- Yang Diao: type of reporting person: individual (IN); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 3,123,444; shared voting power 0; sole dispositive power 3,123,444; shared dispositive power 0; aggregate amount beneficially owned 3,123,444 (1.05% of the class)
  Comment: Row 7, 9, 11. Represents 3,123,444 Class A ordinary shares, held by Parantoux Vintage PE Ltd.
  
  Row 13. (i) Percentage calculated based on 298,471,562 Class A ordinary shares of the Issuer outstanding as of July 30, 2026 based on information provided by the Issuer. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. (ii) Also represents 0.96% of the outstanding ordinary shares of the Issuer, calculated based on 324,121,401 ordinary shares, comprising 298,471,562 Class A ordinary shares and 25,649,839 Class B ordinary shares of the Issuer outstanding as of July 30, 2026 based on information provided by the Issuer. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the Reporting Person's percentage ownership of the Issuer's ordinary shares. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to ten votes per share. Accordingly, based on the foregoing, the ordinary shares beneficially owned by the Reporting Person represent approximately 0.56% of the aggregate voting power of the Issuer.
- Novo Investment HK Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); member of a group; source of funds: other (OO); sole voting power 11,799,685; shared voting power 0; sole dispositive power 11,799,685; shared dispositive power 0; aggregate amount beneficially owned 11,799,685 (3.95% of the class)
  Comment: Row 7, 9, 11. Represents 11,799,685 Class A ordinary shares held by Novo Investment HK Limited.
  
  Row 13. (i) Percentage calculated based on 298,471,562 Class A ordinary shares of the Issuer outstanding as of July 30, 2026 based on information provided by the Issuer. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. (ii) Also represents 3.64% of the outstanding ordinary shares of the Issuer, calculated based on 324,121,401 ordinary shares, comprising 298,471,562 Class A ordinary shares and 25,649,839 Class B ordinary shares of the Issuer outstanding as of July 30, 2026 based on information provided by the Issuer. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the Reporting Person's percentage ownership of the Issuer's ordinary shares. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to ten votes per share. Accordingly, based on the foregoing, the ordinary shares beneficially owned by the Reporting Person represent approximately 2.13% of the aggregate voting power of the Issuer.
- Shenzhen Nuohe Investment Partnership Enterprise (Limited Partnership): type of reporting person: partnership (PN); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 11,799,685; shared voting power 0; sole dispositive power 11,799,685; shared dispositive power 0; aggregate amount beneficially owned 11,799,685 (3.95% of the class)
  Comment: Row 7, 9, 11. Represents 11,799,685 Class A ordinary shares held by Novo Investment HK Limited.
  
  Row 13. (i) Percentage calculated based on 298,471,562 Class A ordinary shares of the Issuer outstanding as of July 30, 2026 based on information provided by the Issuer. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. (ii) Also represents 3.64% of the outstanding ordinary shares of the Issuer, calculated based on 324,121,401 ordinary shares, comprising 298,471,562 Class A ordinary shares and 25,649,839 Class B ordinary shares of the Issuer outstanding as of July 30, 2026 based on information provided by the Issuer. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the Reporting Person's percentage ownership of the Issuer's ordinary shares. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to ten votes per share. Accordingly, based on the foregoing, the ordinary shares beneficially owned by the Reporting Person represent approximately 2.13% of the aggregate voting power of the Issuer.
- China Reform Venture Capital Investment Management (Shenzhen) Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: China (F4); member of a group; source of funds: other (OO); sole voting power 11,799,685; shared voting power 0; sole dispositive power 11,799,685; shared dispositive power 0; aggregate amount beneficially owned 11,799,685 (3.95% of the class)
  Comment: Row 7, 9, 11. Represents 11,799,685 Class A ordinary shares held by Novo Investment HK Limited.
  
  Row 13. (i) Percentage calculated based on 298,471,562 Class A ordinary shares of the Issuer outstanding as of July 30, 2026 based on information provided by the Issuer. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. (ii) Also represents 3.64% of the outstanding ordinary shares of the Issuer, calculated based on 324,121,401 ordinary shares, comprising 298,471,562 Class A ordinary shares and 25,649,839 Class B ordinary shares of the Issuer outstanding as of July 30, 2026 based on information provided by the Issuer. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the Reporting Person's percentage ownership of the Issuer's ordinary shares. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to ten votes per share. Accordingly, based on the foregoing, the ordinary shares beneficially owned by the Reporting Person represent approximately 2.13% of the aggregate voting power of the Issuer.
- Mirae Asset New Economy Fund L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 5,205,738; shared voting power 0; sole dispositive power 5,205,738; shared dispositive power 0; aggregate amount beneficially owned 5,205,738 (1.74% of the class)
  Comment: Row 7, 9, 11. Represents 5,205,738 Class A ordinary shares, including 867,623 ADSs, held by Mirae Asset New Economy Fund L.P.
  
  Row 13. (i) Percentage calculated based on 298,471,562 Class A ordinary shares of the Issuer outstanding as of July 30, 2026 based on information provided by the Issuer. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. (ii) Also represents 1.61% of the outstanding ordinary shares of the Issuer, calculated based on 324,121,401 ordinary shares, comprising 298,471,562 Class A ordinary shares and 25,649,839 Class B ordinary shares of the Issuer outstanding as of July 30, 2026 based on information provided by the Issuer. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the Reporting Person's percentage ownership of the Issuer's ordinary shares. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to ten votes per share. Accordingly, based on the foregoing, the ordinary shares beneficially owned by the Reporting Person represent approximately 0.94% of the aggregate voting power of the Issuer.
- Mirae Asset Growth 1 Investment Company Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 694,098; shared voting power 0; sole dispositive power 694,098; shared dispositive power 0; aggregate amount beneficially owned 694,098 (0.23% of the class)
  Comment: Row 7, 9, 11. Represents 694,098 Class A ordinary shares, including 115,683 ADSs, held by Mirae Asset Growth 1 Investment Company Limited.
  
  Row 13. (i) Percentage calculated based on 298,471,562 Class A ordinary shares of the Issuer outstanding as of July 30, 2026 based on information provided by the Issuer. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. (ii) Also represents 0.21% of the outstanding ordinary shares of the Issuer, calculated based on 324,121,401 ordinary shares, comprising 298,471,562 Class A ordinary shares and 25,649,839 Class B ordinary shares of the Issuer outstanding as of July 30, 2026 based on information provided by the Issuer. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the Reporting Person's percentage ownership of the Issuer's ordinary shares. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to ten votes per share. Accordingly, based on the foregoing, the ordinary shares beneficially owned by the Reporting Person represent approximately 0.13% of the aggregate voting power of the Issuer.
- Mirae Asset General Partners: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: other (OO); sole voting power 5,205,738; shared voting power 0; sole dispositive power 5,205,738; shared dispositive power 0; aggregate amount beneficially owned 5,205,738 (1.74% of the class)
  Comment: Row 7, 9, 11. Represents 5,205,738 Class A ordinary shares, including 867,623 ADSs, held by Mirae Asset New Economy Fund L.P.
  
  Row 13. (i) Percentage calculated based on 298,471,562 Class A ordinary shares of the Issuer outstanding as of July 30, 2026 based on information provided by the Issuer. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. (ii) Also represents 1.61% of the outstanding ordinary shares of the Issuer, calculated based on 324,121,401 ordinary shares, comprising 298,471,562 Class A ordinary shares and 25,649,839 Class B ordinary shares of the Issuer outstanding as of July 30, 2026 based on information provided by the Issuer. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the Reporting Person's percentage ownership of the Issuer's ordinary shares. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to ten votes per share. Accordingly, based on the foregoing, the ordinary shares beneficially owned by the Reporting Person represent approximately 0.94% of the aggregate voting power of the Issuer.
- Mirae Asset Growth Investment Company Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: other (OO); sole voting power 694,098; shared voting power 0; sole dispositive power 694,098; shared dispositive power 0; aggregate amount beneficially owned 694,098 (0.23% of the class)
  Comment: Row 7, 9, 11. Represents 694,098 Class A ordinary shares, including 115,683 ADSs, held by Mirae Asset Growth 1 Investment Company Limited.
  
  Row 13. (i) Percentage calculated based on 298,471,562 Class A ordinary shares of the Issuer outstanding as of July 30, 2026 based on information provided by the Issuer. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. (ii) Also represents 0.21% of the outstanding ordinary shares of the Issuer, calculated based on 324,121,401 ordinary shares, comprising 298,471,562 Class A ordinary shares and 25,649,839 Class B ordinary shares of the Issuer outstanding as of July 30, 2026 based on information provided by the Issuer. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the Reporting Person's percentage ownership of the Issuer's ordinary shares. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to ten votes per share. Accordingly, based on the foregoing, the ordinary shares beneficially owned by the Reporting Person represent approximately 0.13% of the aggregate voting power of the Issuer.
- Mirae Asset Global Investments (Hong Kong) Limited (CIK 0001423255): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); member of a group; source of funds: other (OO); sole voting power 5,899,836; shared voting power 0; sole dispositive power 5,899,836; shared dispositive power 0; aggregate amount beneficially owned 5,899,836 (1.98% of the class)
  Comment: Row 7, 9, 11. Represents 5,899,836 Class A ordinary shares, including 983,306 ADSs, held by Mirae Asset New Economy Fund L.P. and Mirae Asset Growth 1 Investment Company Limited.
  
  Row 13. (i) Percentage calculated based on 298,471,562 Class A ordinary shares of the Issuer outstanding as of July 30, 2026 based on information provided by the Issuer. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. (ii) Also represents 1.82% of the outstanding ordinary shares of the Issuer, calculated based on 324,121,401 ordinary shares, comprising 298,471,562 Class A ordinary shares and 25,649,839 Class B ordinary shares of the Issuer outstanding as of July 30, 2026 based on information provided by the Issuer. The Class B ordinary shares are treated as converted into Class A ordinary shares only for the purpose of calculating the Reporting Person's percentage ownership of the Issuer's ordinary shares. Does not include certain ordinary shares that the Reporting Person may be deemed to beneficially own pursuant to its membership in a Rule 13d-5 group. Each holder of Class A ordinary shares is entitled to one vote per share, and each holder of Class B ordinary shares is entitled to ten votes per share. Accordingly, based on the foregoing, the ordinary shares beneficially owned by the Reporting Person represent approximately 1.06% of the aggregate voting power of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Name of issuer: Cloopen Group Holding Limited
Address of issuer's principal executive offices: 16/F, Tower A, Fairmont Tower, 33 Guangshun North Main Street, Chaoyang District, Beijing, China (F4), 100102
Comment:
This Amendment No. 2 (this "Amendment") amends and supplements the statement on Schedule 13D filed jointly by Trustbridge Partners V, L.P. ("Trustbridge V"), Trustbridge VII, L.P. ("Trustbridge VII"), TB Partners GP5 Limited ("TB GP5"), TB Partners GP7 Limited ("TB GP7"), TB Alternative Assets Ltd. ("TBAA"), Changxun Sun ("Mr. Sun"), and Cloopen Co., Ltd. ("Cloopen Co") with the Securities and Exchange Commission (the "SEC") on December 30, 2025 (the "Original Schedule"), as amended by Amendment No. 1 (the Original Schedule as so amended, the "Schedule 13D", and the Schedule 13D, together with this Amendment, the "Statement") filed jointly by Trustbridge V, Trustbridge VII, TB GP5, TB GP7, TBAA, Mr. Sun, Cloopen Co, Flawless Success Limited ("Flawless Success"), Tencent Holdings Limited ("Tencent"), Image Frame Investment (HK) Limited ("Image Frame"), Parantoux Vintage PE Ltd. ("Parantoux"), Yang Diao ("Mr. Diao"), Novo Investment HK Limited ("Novo Investment"), Shenzhen Nuohe Investment Partnership Enterprise (Limited Partnership) ("Shenzhen Nuohe"), and China Reform Venture Capital Investment Management (Shenzhen) Ltd. ("China Reform"), with respect to the Class A ordinary shares, par value $0.0001 per share (the "Class A Ordinary Shares"), of Cloopen Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands (the "Issuer"), whose principal executive office is located at 16/F, Tower A, Fairmont Tower, 33 Guangshun North Main Street, Chaoyang District, Beijing, the People's Republic of China.

This Amendment also constitutes the initial Schedule 13D filed by Mirae Asset New Economy Fund L.P. ("Mirae Asset LP"), Mirae Asset Growth 1 Investment Company Limited ("Mirae Asset Growth 1"), Mirae Asset General Partners ("Mirae Asset GP"), Mirae Asset Growth Investment Company Limited ("Mirae Asset Growth"), and Mirae Asset Global Investments (Hong Kong) Limited ("Mirae Asset Global") with respect to the Class A Ordinary Shares of the Issuer.

The Issuer's ordinary shares consist of Class A Ordinary Shares and Class B ordinary shares, par value $0.0001 per share (the "Class B Ordinary Shares" and, together with the Class A Ordinary Shares, the "Ordinary Shares" or "Shares"). The rights of holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is convertible at the option of the holder at any time into one Class A Ordinary Share. Each Class B Ordinary Share is entitled to ten votes per share and each Class A Ordinary Share is entitled to one vote per share.

The Issuer's ADSs are quoted on the OTC market under the symbol "RAASY".

All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Statement is being jointly filed by the following persons (each a "Reporting Person" and collectively, the "Reporting Persons"):

(i) Trustbridge Partners V, L.P., an exempted limited partnership incorporated in the Cayman Islands whose registered office is at c/o Maples Corporate Services Limited, Ugland House, Grand Cayman, Cayman Islands, KY1-1104;

(ii) Trustbridge Partners VII, L.P., an exempted limited partnership incorporated in the Cayman Islands whose registered office is at c/o Maples Corporate Services Limited, Ugland House, Grand Cayman, Cayman Islands, KY1-1104;

(iii) TB Partners GP5 Limited, an exempted company incorporated in the Cayman Islands whose registered office is at c/o Maples Corporate Services Limited, Ugland House, Grand Cayman, Cayman Islands, KY1-1104;

(iv) TB Partners GP7 Limited, an exempted company incorporated in the Cayman Islands whose registered office is at c/o Maples Corporate Services Limited, Ugland House, Grand Cayman, Cayman Islands, KY1-1104;

(v) TB Alternative Assets Ltd., an exempted company incorporated in the Cayman Islands whose registered office is at c/o Maples Corporate Services Limited, Ugland House, Grand Cayman, Cayman Islands, KY1-1104;

(vi) Changxun Sun, a citizen of the People's Republic of China whose principal business office is at 16/F, Tower A, Fairmont Tower, 33 Guangshun North Main Street, Chaoyang District, Beijing, People's Republic of China;

(vii) Cloopen Co., Ltd., a company incorporated in the British Virgin Islands whose registered office is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands;

(viii) Flawless Success Limited, a company incorporated in the British Virgin Islands whose registered office is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands;

(ix) Tencent Holdings Limited, a company incorporated in the Cayman Islands whose principal business office is at Level 29, Three Pacific Place, No. 1 Queen's Road East, Wanchai, Hong Kong SAR;

(x) Image Frame Investment (HK) Limited, a company incorporated in Hong Kong Special Administrative Region of the People's Republic of China whose principal business office is at Level 29, Three Pacific Place, No. 1 Queen's Road East, Wanchai, Hong Kong SAR;

(xi) Parantoux Vintage PE Ltd., a limited company incorporated in the British Virgin Islands whose registered office is at Flemming House, P.O. Box 662, Wickhams Cay, Road Town, Tortola, British Virgin Islands, VG1110;

(xii) Yang Diao, a citizen of the People's Republic of China whose principal business office is at Unit 802, 8/F, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR;

(xiii) Novo Investment HK Limited, a limited company incorporated in the Hong Kong Special Administrative Region of the People's Republic of China whose registered office is at Suite 603, 6/F, Laws Commercial Plaza, 788 Cheung Sha Wan Road, Hong Kong SAR;

(xiv) Shenzhen Nuohe Investment Partnership Enterprise (Limited Partnership), a limited partnership incorporated in the People's Republic of China whose registered office is at: Room 504, Hedge Fund Center, Fund Town, No. 128 Guiwan 5th Road, Nanshan Subdistrict, Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone, Shenzhen, People's Republic of China;

(xv) China Reform Venture Capital Investment Management (Shenzhen) Ltd., a limited company incorporated in the People's Republic of China whose registered office is at: Room 504, Hedge Fund Center, Fund Town, No. 128 Guiwan 5th Road, Nanshan Subdistrict, Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone, Shenzhen, People's Republic of China;

(xvi) Mirae Asset New Economy Fund L.P., an exempted limited partnership incorporated in the Cayman Islands whose registered office is at 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands;

(xvii) Mirae Asset Growth 1 Investment Company Limited, a company incorporated in the British Virgin Islands whose registered office is at Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola, VG1110, British Virgin Islands;

(xviii) Mirae Asset General Partners, an exempted company incorporated in the Cayman Islands whose registered office is at 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands;

(xix) Mirae Asset Growth Investment Company Limited, a company incorporated in the British Virgin Islands whose registered office is at Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola, VG1110, British Virgin Islands; and

(xx) Mirae Asset Global Investments (Hong Kong) Limited, a limited company incorporated in Hong Kong Special Administrative Region of the People's Republic of China whose registered office is at Unit 1101, Level 11, Lee Garden Three, 1 Sunning Road, Causeway Bay, Hong Kong.

The agreement among the persons listed in (i) through (xx) (each a "Reporting Person" and collectively the "Reporting Persons") relating to the joint filing of this Statement entered into on July 31, 2026 (the "Joint Filing Agreement") in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act is attached to this Statement as Exhibit 99.21. The Reporting Persons (except for TBAA) are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Rule 13d-5(b) under the Act with respect to the Merger described in Item 4 below. Each Reporting Person (other than those entities within the same immediate control) expressly disclaims beneficial ownership of any Ordinary Shares or ADSs directly or indirectly held by the other Reporting Persons. Furthermore, other than those entities within the same immediate control, this Amendment shall not be construed as an admission or acknowledgment that any of the Reporting Persons beneficially owns any Ordinary Shares or ADSs directly or indirectly held by the other Reporting Persons or any other person, or that any Reporting Person is or has affirmed membership in a "group" (within the meaning of Rule 13d-5(b) under the Act) with any other Reporting Person, except to the extent that such group status is created for the limited purpose of the Merger. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Trustbridge V is the record holder of 38,474,611 Class A Ordinary Shares of the Issuer. The general partner of the general partner of Trustbridge V is TB GP5, which, through its board of directors, has the power to direct the voting and disposition of the securities held by Trustbridge V. The general partner of the general partner of Trustbridge VII is TB GP7, which, through its board of directors, has the power to direct the voting and disposition of the securities held by Trustbridge VII. Trustbridge V and Trustbridge VII are affiliated Cayman registered private equity funds within the Trustbridge Partners group. TBAA acts as the investment adviser of the investment manager of Trustbridge V and Trustbridge VII.

Cloopen Co is the record holder of 25,649,839 Class B Ordinary Shares of the Issuer. Cloopen Co is a company wholly-owned by Mr. Sun.

Flawless Success is the record holder of 6,410,746 Class A Ordinary Shares. Flawless Success is a nominee of the Issuer's employee incentive trust that holds such shares for and on behalf of the grantees under the Issuer's share incentive plans issued due to exercise of options under the 2016 Plan.

Image Frame is the record holder of 13,049,682 Class A Ordinary Shares of the Issuer. Image Frame is a wholly-owned subsidiary of Tencent. Tencent has been listed on the main board of the Hong Kong Stock Exchange since June 16, 2004 (SEHK 700).

Tencent is an integrated internet services company providing services including value-added services, online advertising and FinTech and business services. Tencent has been listed on the main board of the Hong Kong Stock Exchange since June 16, 2004 (SEHK 700). Image Frame is a wholly-owned subsidiary of Tencent and is principally engaged in the business of holding securities in portfolio companies in which Tencent invests.

Parantoux is the record holder of 3,123,444 Class A Ordinary Shares of the Issuer. Mr. Diao is the controlling shareholder of Parantoux.

Novo Investment is the record holder of 11,799,685 Class A Ordinary Shares of the Issuer. Novo Investment is wholly owned by Shenzhen Nuohe. The general partner of Shenzhen Nuohe is China Reform.

Mirae Asset LP is the record holder of 5,205,738 Class A Ordinary Shares of the Issuer. The general partner of Mirae Asset LP is Mirae Asset GP, which, through its board of directors, has the power to direct the voting and disposition of the securities held by Mirae Asset LP.

Mirae Asset Growth 1 is the record holder of 694,098 Class A Ordinary Shares of the Issuer. Mirae Asset Growth 1 is a wholly-owned subsidiary of Mirae Asset Growth.

Mirae Asset Global acts as the beneficial owner of, and controls, both Mirae Asset GP (and thereby, Mirae Asset LP) and Mirae Asset Growth (and thereby, Mirae Asset Growth 1).
Residence or business address: See paragraph (a) above for the Residence or Business Address of the Reporting Persons.
Present principal occupation or employment:
The principal business of the Reporting Persons:

(i) The principal business of Trustbridge V is serving as a private equity fund;

(ii) The principal business of Trustbridge VII is serving as a private equity fund;

(iii) The principal business of TB GP5 is serving as the general partner of Trustbridge V's general partner;

(iv) The principal business of TB GP7 is serving as the general partner of Trustbridge VII's general partner;

(v) The principal business of TBAA is serving as the adviser of the investment manager of Trustbridge V and Trustbridge VII;

(vi) The principal business of Cloopen Co is investment holding;

(vii) The principal business of Flawless Success is acting as a nominee of an employee incentive trust;

(viii) The principal business of Tencent is serving as an integrated internet services company providing services including value-added services, online advertising and FinTech and business services;

(ix) The principal business of Image Frame is serving as a wholly-owned subsidiary of Tencent, principally engaged in the business of holding securities in portfolio companies in which Tencent invests;

(x) The principal business of Parantoux is investment holding;

(xi) The principal business of Novo Investment is investment holding;

(xii) The principal business of Shenzhen Nuohe is serving as a private equity fund;

(xiii) The principal business of China Reform is investment management;

(xiv) The principal business of Mirae Asset LP is investment holding;

(xv) The principal business of Mirae Asset Growth 1 is investment holding;

(xvi) The principal business of Mirae Asset GP is serving as the general partner of Mirae Asset LP;

(xvii) The principal business of Mirae Asset Growth is serving as a wholly-owned subsidiary of Mirae Asset Global, which principally engages in the business of holding securities in portfolio companies selected for investment; and

(xviii) The principal business of Mirae Asset Global is the conduct of Type 1 (dealing in securities), Type 4 (advising on securities) and Type 9 (asset management) regulated activities in Hong Kong.

The name, business address, present principal occupation or employment and citizenship of each of the directors and executive officers of the Reporting Persons as of the date hereof, if any, is set forth on Schedule A (See Exhibit 99.17).
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons and, to the best of their knowledge, any of the persons listed on Schedule A (See Exhibit 99.17) hereto has been convicted in a criminal proceeding (excluding traffic violations or similar minor offenses).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons and, to the best of their knowledge, any of the persons listed on Schedule A (See Exhibit 99.17) hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See paragraph (a) above for the citizenship of the Reporting Persons.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby supplemented by adding the following:

The descriptions of the New Debt Commitment Letter (as defined below) set forth in Item 4 of this Amendment are incorporated by reference in this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented by adding the following:

On May 22, 2026, for the purpose of streamlining the holding structure in connection with the Transactions, Tencent caused THL H Limited to transfer 1,249,998 Class A Ordinary Shares to Image Frame as an internal reorganization for no consideration (the "Internal Transfer"). The Internal Transfer was effected as a private, off-market transaction between affiliates, following which Image Frame directly holds an aggregate of 13,049,682 Class A Ordinary Shares, all of which are subject to the Support Agreement.

On July 30, 2026, AutumnX Holdings Limited ("HoldCo") entered into separate joinder agreements with each of Mirae Asset LP and Mirae Asset Growth 1, respectively (each, a "Joinder Agreement" and collectively, the "Joinder Agreements"), pursuant to which each of Mirae Asset LP and Mirae Asset Growth 1 acknowledged, agreed and confirmed that it would be deemed to be a party to, and a Rollover Shareholder and a Supporting Shareholder under, the Support Agreement as of the date thereof, and would have all rights and obligations of a Rollover Shareholder and a Supporting Shareholder as if it had executed the Support Agreement.

For the purposes of the Statement, and where the context so provides, all references to the "Rollover Shareholders" shall be deemed to include Mirae Asset LP and Mirae Asset Growth 1.

On July 30, 2026, SpringX Holdings Limited ("Parent") and China Merchants Bank Co., Ltd. Shanghai Branch (the "New Lender") entered into a debt commitment letter (the "New Debt Commitment Letter").

Under the terms and subject to the conditions of the New Debt Commitment Letter, the New Lender has committed to underwrite, provide and fund a term loan facility up to RMB 300,000,000 to fund the Transactions.

In connection with the execution of the New Debt Commitment Letter, on July 31, 2026, Parent delivered a notice to China Minsheng Banking Corp., Ltd. Shanghai Pilot Free Trade Zone Branch (the "Prior Lender") terminating the debt commitment letter, dated as of May 12, 2026 (the "Prior Debt Commitment Letter"), by and between Parent and the Prior Lender pursuant to the terms thereof.

As a result of the execution of the New Debt Commitment Letter and the termination of the Prior Debt Commitment Letter, the Transactions will be funded through a combination of (a) cash contributions contemplated by the Equity Commitment Letters, (b) proceeds from a committed term loan facility contemplated by the New Debt Commitment Letter, and (c) the contribution of Ordinary Shares by the Rollover Shareholders to HoldCo pursuant to the Support Agreement (the "Rollover Shares"), which Rollover Shares will be cancelled and cease to exist without payment of any consideration or distribution therefor.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the New Debt Commitment Letter, a copy of which is attached hereto as Exhibit 99.20, and which is incorporated herein by reference in its entirety.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The responses of each of the Reporting Persons with respect to Rows 7 through 13 of the cover pages of this Amendment (including but not limited to footnotes to such information) are incorporated herein by reference.

The information set forth in Items 2 and 4 is incorporated herein by reference.

As of the date hereof, in the aggregate, the Reporting Persons may be deemed to beneficially own 104,407,843 Ordinary Shares, which consists of (i) 78,758,004 Class A Ordinary Shares (including Class A Ordinary Shares in the form of ADSs), and (ii) 25,649,839 Class B Ordinary Shares, which, in the aggregate, represents approximately 32.21% of the total number of outstanding Class A Ordinary Shares (assuming the conversion of the Class B Ordinary Shares beneficially owned by the Reporting Persons into Class A Ordinary Shares) and approximately 60.41% of the aggregate voting power of the Issuer.

The Reporting Persons (except for TBAA) may be deemed to be members of a "group" pursuant to Section 13(d) of the Act as a result of their actions in respect of the Merger. However, each Reporting Person expressly disclaims beneficial ownership for all purposes of the Class A Ordinary Shares (including Class A Ordinary Shares in the form of ADSs) and Class B Ordinary Shares that are beneficially owned (or deemed to be beneficially owned) by the other Reporting Persons or any other reporting person. Neither the filing of the Schedule 13D, this Amendment nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any Class A Ordinary Shares (including Class A Ordinary Shares in the form of ADSs) or any Class B Ordinary Shares that are beneficially owned (or deemed to be beneficially owned) by the other Reporting Persons or any other reporting person. The Reporting Persons are only responsible for the information contained in the Schedule 13D and this Amendment and assume no responsibility for information contained in any other Schedule 13D filed by any other reporting person.
Number of shares as to which each person has sole or shared power to vote or dispose: see (a)
Transactions in the class effected during the past sixty days: Except as disclosed in this Amendment or previously reported in the Schedule 13D (including the Internal Transfer), to the best knowledge of each of the Reporting Persons, there have been no transactions in the securities of the Issuer effected by the Reporting Persons within the last 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, except as disclosed in this Statement, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby supplemented by adding the following:

Item 4 of this Amendment is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following:

99.17 SCHEDULE A LIST OF DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

99.18 Joinder Agreement to Support Agreement, dated July 30, 2026, by Mirae Asset LP and HoldCo

99.19 Joinder Agreement to Support Agreement, dated July 30, 2026, by Mirae Asset Growth 1 and HoldCo

99.20 New Debt Commitment Letter, dated July 30, 2026, by China Merchants Bank Co., Ltd. Shanghai Branch in favor of Parent

99.21 Joint Filing Agreement, dated July 31, 2026

## Signatures
- TB Alternative Assets Ltd.: /s/ Shujun Li, Shujun Li, Director (07/31/2026)
- Trustbridge Partners V, L.P.: /s/ Verity Priest, Verity Priest, Authorized Signatory (07/31/2026)
- Trustbridge Partners VII, L.P.: /s/ Verity Priest, Verity Priest, Authorized Signatory (07/31/2026)
- TB Partners GP5 Limited: /s/ Verity Priest, Verity Priest, Director (07/31/2026)
- TB Partners GP7 Limited: /s/ Verity Priest, Verity Priest, Director (07/31/2026)
- Changxun Sun: /s/ Changxun Sun, Changxun Sun (07/31/2026)
- Cloopen Co., Ltd.: /s/ Changxun Sun, Changxun Sun, Director (07/31/2026)
- Flawless Success Limited: /s/ Menghan Du, Menghan Du, Director of Kastle Limited which is the director of Flawless Success Limited (07/31/2026)
- Tencent Holdings Limited: /s/ Huateng Ma, Huateng Ma, Director (07/31/2026)
- Image Frame Investment (HK) Limited: /s/ Tse Cheuk Yin Tiffany, Tse Cheuk Yin Tiffany, Director (07/31/2026)
- Parantoux Vintage PE Ltd.: /s/ Yang Diao, Yang Diao, Director (07/31/2026)
- Yang Diao: /s/ Yang Diao, Yang Diao (07/31/2026)
- Novo Investment HK Limited: /s/ Fei Xun, Fei Xun, Director (07/31/2026)
- Shenzhen Nuohe Investment Partnership Enterprise (Limited Partnership): /s/ Shuguang Shi, Shuguang Shi, Authorized Signatory (07/31/2026)
- China Reform Venture Capital Investment Management (Shenzhen) Ltd.: /s/ Jie Huang, Jie Huang, Authorized Signatory (07/31/2026)
- Mirae Asset New Economy Fund L.P.: /s/ Byung Ha KIM, Byung Ha KIM, Authorized Signatory (07/31/2026)
- Mirae Asset Growth 1 Investment Company Limited: /s/ Byung Ha KIM, Byung Ha KIM, Director (07/31/2026)
- Mirae Asset General Partners: /s/ Byung Ha KIM, Byung Ha KIM, Director (07/31/2026)
- Mirae Asset Growth Investment Company Limited: /s/ Byung Ha KIM, Byung Ha KIM, Director (07/31/2026)
- Mirae Asset Global Investments (Hong Kong) Limited: /s/ Byung Ha KIM, Byung Ha KIM, Director (07/31/2026)